UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: June 19, 2014		Signed:	/s/ Celeste Evancio
	By:	Name:	Celeste Evancio
		Title:	Assistant Corporate Secretary

Direct Line    403 319 6171

E-mail    celeste_evancio@cpr.ca

June 19, 2014

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, ON M5H 3S8

Purchase of Common Shares pursuant to an order exempting Canadian Pacific Railway Limited (“CP”) from sections 94 to 94.8 and 97 to 98.7 of the Ontario Securities Act (the “Exemption Order”)

On June 18, 2014, CP entered into a private agreement with an arm’s length third party seller shareholder to purchase 226,791 Common Shares for an aggregate purchase price of C$40,663,309. The Common Shares purchased will be counted towards the number of Common Shares purchased by CP under its current Normal Course Issuer Bid and will be cancelled. This notification is being filed pursuant to the Exemption Order.

Yours truly,

“Celeste Evancio”

Celeste Evancio

Assistant Corporate Secretary